ACTINVER SECURITIES, INC.

SUPPLEMENTAL SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

Net capital:		
Total stockholder's equity	$	5,694,558
Reductions and charges:		
Nonallowable assets:		
Commissions receivable		707,846
Receivable from affiliate		311,595
Security deposit		6,165
Other		269,081
Property and equipment, net		267,896
Total nonallowable assets and charges, net		1,562,583
Net capital before haircuts on security positions		4,131,975
Haircuts on non-security positions		432,313
Net capital	$	3,699,662
Aggregate indebtedness		
Accounts payable and accrued expenses	$	413,721
Commissions payable		222,424
Revenue sharing payable		13,640
Revenue sharing payable, related party		159,758
Income tax payable		158,967
Accrued rent		91,942
Deferred tax liability		33,538
Total aggregate indebtedness	$	1,093,990
Ratio of aggregate indebtedness to net capital		0.30 to 1
Computation of basic net capital requirement		
Minimum net capital requirement (greater of 6 2/3% of		
aggregate indebtedness or $100,000)	$	100,000
Excess net capital	$	3,599,662

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There is no difference between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Actinver Securities, Inc. and included in the Company's unaudited Part II A Focus report filing as of December 31, 2015.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Actinver Securities, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2015 and no facts came to our attention to indicate that the exemption had not been complied with during the fiscal year ended December 31, 2015.